EXHIBIT 99.2
                                  PRESS RELEASE


Company Contacts:
David Faulkner
Cimetrix, Inc.
dave.faulkner@cimetrix.com
Phone: (801) 256-6500
Fax: (801) 256-6510

Agency Contact:
Stew Chalmers
Positio Public Relations
stew@positiopr.com
Phone: (408) 453-2400
Fax: (408) 453-2405



FOR IMMEDIATE RELEASE


                Cimetrix Reports Second Quarter Financial Results
            Second Consecutive Profitable Quarter on Increased Sales;
   Four New Major OEM Customers in Quarter Raises Year-To-Date Total to Seven;
     Company Affirms Guidance of 35% Revenue Growth, Full-Year Profitability

SALT LAKE CITY, Utah -- August 16, 2004 Cimetrix, Inc. (OTCBB: CMXX), a leading provider of factory automation software for the global semiconductor and electronics industries, today reported financial results for its second quarter and six-month period ended June 30, 2004.

                             Second Quarter Results

Cimetrix reported net income of $22,000, or less than one cent per share, in the second quarter versus a net loss of $165,000, or $0.01 per basic and diluted share, in the same quarter a year ago. It was Cimetrix's second consecutive profitable quarter.

Net sales in the quarter increased to $999,000 from $981,000 in the same quarter last year. Software revenue increased 27% to $551,000 from $433,000 in the comparable quarter last year, more than offsetting a decline in services and support revenue to $448,000 from $548,000 in the same period last year. The decline in service and support revenue was attributable to the fact that in the second quarter of 2003 the Company recognized an unusually high amount of services revenue due to a large, one-time services contract with a key customer.

Total operating expenses declined by 15% to $910,000 from $1.1 million. This decline reflected management's commitment to carefully managing its cost structure in order to sustain profitability. General and administrative, research and development, and selling, marketing and customer support expenses all declined versus year-ago levels. The only increase in operating expenses was in the cost of sales category as the Company invested employee and other resources in the development of major OEM customer relationships originating in the fourth quarter of 2003 and the first two quarters of 2004.

Cimetrix closed the quarter with cash and cash equivalents of $1.2 million. Working capital at June 30, 2004 was $1.2 million, which is up $200,000, or 20%, since the beginning of the year.

                                Six-Month Results

For the six-month period Cimetrix reported net income of $42,000, or less than one cent per basic and diluted share, versus a net loss of $291,000, or $0.01 per basic and diluted share, in the same period a year ago. On a year-to-date basis, the Company has generated approximately $200,000 in cash from operations.

Net sales advanced 9% at mid-year to $2.1 million versus $1.9 million in the comparable period of 2003. Software revenue increased nearly 30% to $1.3 million from $1.0 million, while services and support revenue declined to $778,000 from $898,000, again reflecting the impact of a large, one-time services contract during the same period a year ago.

Total operating expenses were reduced by approximately 7% to $1.9 million in the first six months and included cost reductions in all expense categories except cost of sales.

"Our financial plan in the first half of this year was to transition to profitability while laying the groundwork for accelerated sales and earnings growth in the second half," said Bob Reback, president and CEO. "We are pleased with our results and attribute them to the hard work and dedication of employees at all levels of our organization. We have a talented, committed team that shares a collective belief in our technology, our products and our future prospects."

"During the second quarter we added four new major OEM customers, and we continue to expand an already impressive group of OEM partners who are actively shipping our products," Reback added. "These OEMs selected our solutions because we offer strong performance advantages in the form of time to market, cost of ownership and conformance to standards. We believe that with this large and growing stable of OEMs in place, we will begin to experience accelerating revenue as the semiconductor and related advanced process control industries continue to rebound."

Reback said that despite uncertain growth rates in the semiconductor industry, the Company expects organic revenue growth of approximately 35% and overall profitable results in 2004.

                            Second Quarter Highlights

     o    Reported second consecutive profitable quarter on increased sales.

     o Added four new major OEM customers, raising to seven the total number of major OEMs the Company has added during the first six months of the year.

     o Announced a strategic partnership with Brooks Automation (Nasdaq-BRKS) to combine Cimetrix SECS/GEM/300mm connectivity standards software and support with Brooks' OEM system automation products. Brooks' products and services are used in virtually every semiconductor fab in the world.

     o    Commenced  beta  testing of its  CIMPortal(TM)  Interface  A solution, which supports the semiconductor industry's drive to improve productivity and increase yields from their manufacturing tools and processes. Beta testing partners include semiconductor OEMs, end users, and advanced process control (APC) platform providers.

     o Delivered CIMPortal software in support of Wonderware's extension of its ArchestrA(R) software architecture into advanced process control applications for the semiconductor industry. Wonderware, a unit of Invensys Systems, Inc., has software licenses with 100,000 manufacturing plants, or approximately 30% of all large plants worldwide.

     o Implemented strong corporate governance policies in compliance with Sarbanes-Oxley and in conjunction with the addition of new chief financial officer Dennis P. Gauger.

About Cimetrix Incorporated

Cimetrix (OTCBB: CMXX) designs, develops, markets and supports factory automation software for the global semiconductor and electronics industries. Cimetrix's connectivity software allows equipment manufacturers to quickly implement the SECS/GEM standards, with over 10,000 connections shipped worldwide, and provides best in class solutions to meet the 300mm SEMI communications standards, with OEM customer installs in all major 300mm fabs. Cimetrix's PC-based motion control software is used by leading equipment manufacturers for demanding robotic applications. Cimetrix provides total solutions for its customers with engineering services and passionate technical support. Major products include CIMConnect, CIM300 and CODE (Cimetrix Open Development Environment). For more information, please visit www.cimetrix.com.

Safe  Harbor  Statement

The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements about the Company's prospects for future growth and profitability are forward-looking statements. The comments made by the company's senior management in regards to future revenue and earnings involve risks and uncertainties including but not limited to market acceptance of the Company's products, the pending sales of Cimetrix software, which include CODE, CIM300 and CIMConnect product families, that could be effected by economic climate, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission. Reference is made to the Company's most recent Forms 10K and 10Q, which detail such risk factors.


Consolidated Condensed Statement of Operations
(In thousands, expect per share and share amounts)
(Unaudited)



                                                        Three Months Ended            Six Months Ended
                                                             June 30,                      June 30,
                                                     --------------------------   -----------------------
                                                         2004            2003          2004         2003
                                                         ----            ----          ----         ----
SALES
       Software                                     $     551      $      433    $    1,286     $    992
       Services and support                               448             548           778          898
                                                     --------      ----------    ----------     --------

               Total net sales                            999             981         2,064        1,890
                                                     --------      ----------    ----------     --------

OPERATING EXPENSES
     Cost of sales                                        236             187           390          256
     Selling, marketing and customer support              270             319           522          622
     Research and development                             202             219           415          483
     General and administrative                           202             341           553          647
                                                     --------      ----------    ----------     --------

         Total operating expenses                         910           1,066         1,880        2,008
                                                     --------      ----------    ----------     --------

INCOME (LOSS) FROM OPERATIONS                              89             (85)          184         (118)
                                                     --------      -----------   ----------     ---------

OTHER INCOME (EXPENSES)
     Interest and other income                              2               1            10            3
     Interest expense                                     (69)            (81)         (152)        (176)
                                                     ---------     -----------   -----------    ---------

         Total other income (expenses)                    (67)            (80)         (142)        (173)
                                                     ---------     -----------   -----------    ---------

INCOME (LOSS) BEFORE INCOME TAXES                          22            (165)           42         (291)

PROVISION FOR INCOME TAXES                                  -               -             -            -
                                                     --------      -----------   ----------     ---------


NET  INCOME (LOSS)                                   $     22      $     (165)           42         (291)
                                                     ========      ===========   ==========     =========

INCOME (LOSS) PER
COMMON SHARE:
           BASIC                                     $      -         $  (.01)     $      -      $  (.01)
                                                           ==            =====          ===         =====
           DILUTED                                   $      -         $  (.01)     $      -      $  (.01)
                                                           ==            =====          ===         =====
WEIGHTED AVERAGE SHARES
OUTSTANDING:
           BASIC                                   27,660,000      25,513,000    27,643,000    24,784,000
                                                   ==========      ==========    ==========    ==========
           DILUTED                                 27,839,000      25,513,000    27,818,000    24,784,000
                                                   ==========      ==========    ==========    ==========




Consolidated Balance Sheets
(In thousands, except share amounts)

                                     ASSETS
                                                        June 30,    December 31,
                                                           2004            2003
                                                        -------     ------------
                                                     (Unaudited)

CURRENT ASSETS
     Cash and cash equivalents                     $      1,169     $     1,389
     Marketable securities                                   33             234
     Accounts receivable, net                             1,179             920
     Inventories                                              7               7
     Prepaid expenses and other current assets               54              89
                                                   ------------     ------------

               Total Current Assets                       2,442           2,639

Property and equipment, net                                  54              84
Technology, net                                             252             276
Other assets                                                 24              33
                                                   ------------     ------------

                                                   $      2,772     $     3,032
                                                   ============     ============

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
     Accounts payable                              $        155     $       167
     Accrued expenses                                       311             192
     Deferred revenue                                       810             562
     Current portion of long-term debt                       11             752
                                                   ------------     ------------
    Total Current Liabilities                             1,287           1,673

LONG TERM DEBT, net of current portion                    1,860           1,865
                                                   ------------     ------------

         Total Liabilities                                3,147           3,538
                                                   ------------     ------------

STOCKHOLDERS' DEFICIT
     Common stock, $.0001 par value: 100,000,000
       shares authorized, 27,832,871 shares issued            3               3
     Additional paid-in capital                          28,723          28,634
     Treasury stock, at cost                                (49)            (49)
     Accumulated deficit                                (29,052)        (29,094)
                                                   ------------     ------------

         Total Stockholders' Deficit                       (375)           (506)
                                                   ------------     ------------

                                                   $      2,772     $     3,032
                                                   =============    ============